Filed by Buckeye Partners, L.P. pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Buckeye GP Holdings L.P.
Commission File No.: 001-32963
BUCKEYE PARTNERS, L.P. AND BUCKEYE GP HOLDINGS L.P.
ANNOUNCE RECORD AND MEETING DATES FOR MERGER VOTES
HOUSTON, September 27, 2010 — Buckeye Partners, L.P. (“BPL”) (NYSE: BPL) and Buckeye GP Holdings L.P. (“BGH”) (NYSE: BGH) today announced that they each have established a record date of Friday, September 17, 2010, and a meeting date of Tuesday, November 16, 2010, for special meetings of their respective unitholders. At the special meetings, unitholders will vote on the previously announced proposed merger of BGH into Grand Ohio, LLC, a wholly-owned subsidiary of BPL formed to effect the merger of BPL and BGH, and related matters pursuant to the First Amended and Restated Agreement and Plan of Merger dated as of August 18, 2010 (the “Merger Agreement”) by and among BPL, BGH, their respective general partners, and Grand Ohio, LLC.
“We are pleased that both partnerships have set record and meeting dates to vote on the merger,” stated Forrest E. Wylie, Chairman and CEO of the general partners of both BPL and BGH. “Under the terms of the proposed merger, the incentive distribution rights (“IDRs”) that BPL currently pays to BGH would be cancelled, thereby reducing BPL’s cost of equity capital. By eliminating these IDRs, BPL should become more competitive when pursuing acquisitions and able to finance organic growth projects less expensively, which in turn should enhance BPL’s long-term distribution growth prospects,” Wylie said. “Several other midstream MLPs have already reduced their cost of equity capital by repurchasing, capping, or eliminating the IDRs that they pay to their general partners. In addition, other MLPs have recently announced similar transactions that would eliminate their IDRs. A
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BPL and BGH Announce Record and Meeting Dates for Merger Votes

reduction of BPL’s cost of equity capital is, in our view, necessary for BPL to effectively compete with these other MLPs for future acquisitions. This merger is an important, positive transaction for the long-term growth of BPL,” added Wylie.
BPL is a publicly traded partnership that owns and operates one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 5,400 miles of pipeline. BPL also owns 67 refined petroleum products terminals, operates and maintains approximately 2,400 miles of pipeline under agreements with major oil and chemical companies, owns a major natural gas storage facility in northern California, and markets refined petroleum products in certain of the geographic areas served by its pipeline and terminal operations. BGH, also a publicly traded partnership, owns the general partner of BPL, which in turn owns 100 percent of the incentive distribution rights in BPL. BGH also indirectly owns the general partner interests in certain operating subsidiaries of BPL. More information concerning BPL is available at www.buckeye.com and more information concerning BGH is available at www.buckeyegp.com.
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BPL and BGH have filed a joint proxy statement/prospectus and other documents with the SEC in relation to their proposed merger. Investors are urged to read these documents carefully because they contain important information regarding BPL, BGH, and the transaction. A definitive joint proxy statement/prospectus will be sent to unitholders of BPL and BGH seeking their approvals as contemplated by the Merger Agreement. Investors may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about BPL and BGH, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (800) 422-2825, or by accessing www.buckeye.com or www.buckeyegp.com.

BPL and BGH Announce Record and Meeting Dates for Merger Votes

BPL, BGH, and the officers and directors of their respective general partners may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in BPL’s and BGH’s Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained in the joint proxy statement/prospectus.
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